Registration Statement No. 333-178761

securities and exchange commission
Washington, D.C. 20549
__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)
_______________________________________________________

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Melissa A. Rosal
U.S. Bank National Association
190 S.LaSalle Street, 7th Floor
Chicago, Illinois 60604
(312) 332-7496
(Name, address and telephone number of agent for service)

Daimler Trust Leasing LLC
(Issuer with respect to the Securities)
Delaware	80-0786663
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

36455 Corporate Drive Farmington Hills, Michigan	48331
(Address of Principal Executive Offices)	(Zip Code)

Mercedes-Benz Auto Lease Trusts
Asset Backed Notes
(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of September 30, 2013 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

**	Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-166527 filed on May 5, 2010.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 31st of March, 2014.

By:	/s/ Melissa A. Rosal
Melissa A. Rosal
Vice President

Exhibit 2

Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.

IN TESTIMONY WHEREOF, today, February 27, 2013, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

Comptroller of the Currency

Exhibit 3

Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

CERTIFICATION OF FIDUCIARY POWERS

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1. The Office of the Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 USC 92a, and that the authority so granted remains in full force and effect on the date of this certificate.

IN TESTIMONY WHEREOF, today, February 27, 2013, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

Comptroller

Comptroller of the Currency

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: March 31, 2014

By:	/s/ Melissa A. Rosal
Melissa A. Rosal
Vice President

Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 12/31/2013

($000’s)

12/31/2013
Assets
Cash and Balances Due From	$8,472,724
Depository Institutions
Securities	79,357,671
Federal Funds	76,693
Loans & Lease Financing Receivables	232,699,923
Fixed Assets	4,466,915
Intangible Assets	13,365,332
Other Assets	22,039,020
Total Assets	$360,478,278

Liabilities
Deposits	$271,150,926
Fed Funds	2,539,914
Treasury Demand Notes	0
Trading Liabilities	432,300
Other Borrowed Money	29,623,570
Acceptances	0
Subordinated Notes and Debentures	5,586,320
Other Liabilities	11,722,618
Total Liabilities	$321,055,648

Equity
Common and Preferred Stock	18,200
Surplus	14,231,212
Undivided Profits	24,312,465
Minority Interest in Subsidiaries	$860,753
Total Equity Capital	$39,422,630

Total Liabilities and Equity Capital	$360,478,278